UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006

Notes to Financial Statements

(b)	Exhibits

23	- Consent of Crowe Chizek and Company LLC

See accompanying notes to financial statements.

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC
Oak Brook, Illinois
June 29, 2007

See accompanying notes to financial statements.

3.

TOWER FINANCIAL CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments, at fair value	$3,177,461	$2,428,272

Receivables
Participant Contributions	18,143	1,679
Employer Contribution	6,776	840

Total Assets	3,202,380	2,430,791

Net assets reflecting all investments at fair value	3,202,380	2,430,791

Adjustment from fair value to contract value for fully benefit-responsive contracts	7,444	9,009

NET ASSETS AVAILABLE FOR BENEFITS	$3,209,824	$2,439,800

See accompanying notes to financial statements.

4.

TOWER FINANCIAL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$173,555
Dividend and interest income	80,239
253,794

Contributions
Participant	490,976
Rollover	62,915
Employer	155,479
709,370

Total additions	963,164

Deductions from net assets attributed to:
Benefits paid directly to participants or their beneficiaries	167,396
Administrative expenses	25,744
Total deductions	193,140

Net increase	770,024

Net assets available for benefits
Beginning of year	2,439,800

End of year	$3,209,824

See accompanying notes to financial statements.

5.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999. Effective November 1, 2005, the Plan adopted a prototype plan sponsored by Principal Financial Group. Terms of the plan are substantially the same to the prior plan. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2005, the service providers of the Plan changed from MG Trust Co, LLC (Matrix), successor for Matrix Capital Bank Trust Services, and Bisys Retirement Services (Bisys) to The Principal Life Insurance Company (Principal).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eighteen funds, including Tower Financial Corporation stock, as investment options for participants. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. Previously forfeited non-vested accounts are used to reduce the employer matching contributions. As of December 31, 2006 and 2005, forfeited accounts totaled $9 and $114, respectively that are available to reduce employer-matching contributions.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

(Continued)

6.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions are made in cash.

Loan Provisions: Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in mutual funds and common stock are determined by quoted market prices. The fully benefit-responsive investment contract is valued at fair value with a separate line adjustment in the statement of net assets to get to contract value (see Note 7). The fair value of the fully benefit-responsive investment contract is the surrender value as defined in the investment contract. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

7.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 31.12% and 32.47% of the Plan’s investments were invested in Tower Financial Corporation common stock.

Adoption of New Accounting Standard: The plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005 or 2006. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amount reflects the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $9,009 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the plan’s direct interests in fully benefit-responsive contracts. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which reduces net assets reflecting investments at fair value to net assets available for benefits.

(Continued)

8.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments.

Investments at quoted market value.

	December 31,
	2006	2005

Mutual Funds
Am Cent Intnl Bond Adv Fund, 965 and 60 units, respectively	$13,285	$779
Am Fds EuroPacific Grth R4 Fd, 5,041 and 3,259 units, respectively*	231,798	132,398
Calvert Soc Inv Bond A Fund, 14,152 and 12,650 units, respectively*	223,735	200,510
Davis New York Venture R Fund, 11,972 and 11,879 units, respectively*	461,756	400,901
Lord Abbett Small-Cap Bld P Fd, 12,688 and 11,308 units, respectively*	215,440	190,412
Prin Inv LfTm Str Inc Pref Fd, 453 and 51 units, respectively	5,612	608
Prin Inv LifeTime 2010 Pref Fd, 3,255 and 324 units, respectively	42,513	3,922
Prin Inv LifeTime 2020 Pref Fd, 7,178 and 796 units, respectively	97,687	9,818
Prin Inv LifeTime 2030 Pref Fd, 17,529 and 14,177 units, respectively*	238,398	173,096
Prin Inv LifeTime 2040 Pref fd, 1,564 and 211 units, respectively	21,630	2,614
Prin Inv LifeTime 2050 Pref Fd, 1,575 and 210 units, respectively	21,181	2,515

(Continued)

9.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - INVESTMENTS (Continued)

	December 31,
	2006	2005

Prin Inv MidCap Blend Pref Fd, 7,968 and 21,369 units, respectively*	$111,387	$289,767
Prin Inv Real Est Sec Pfd Fd, 780 and 84 units, respectively	20,151	1,733

Prin Inv S&P 400 Inx Pfd Fd, 1,485 and 169 units, respectively	21,636	2,330
Prin Inv S&P 500 Idx Pref Fd, 25,408 and 429 units, respectively*	256,880	3,826
Prin Inv S&P 600 Idx Pref Fd, 2,076 and 114 units, respectively	37,845	1,937
	2,020,934	1,417,166
Other Investments
Tower Financial Corporation common stock, 55,478 and 46,018 shares, respectively*	988,727	791,502
	988,727	791,502
Investments at Contract Value
Prin Fixed Income 401(a)/(k) Group Annuity Contract No. GA 4-41462, 10,952 and 13,691 units, respectively*	148,893	180,188

Investments at Estimated Fair Value
Participant Loans	26,351	48,425

	$3,184,905	$2,437,281

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

(Continued)

10.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2006.

Mutual funds	$150,819
Insurance Contracts	5,127
Tower Financial Corporation common stock	17,609

$173,555

All of the Plan's investments are uninsured.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments during 2006 were shares of mutual funds managed by Principal Global Investors. Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. Participant loans are party-in-interest investments. The Plan paid for all professional services for the year ended December 31, 2006 totaling $25,744.

During 2006, the Plan purchased 13,597 shares of Tower Financial Corporation common stock at a cost ranging from $16.28 to $19.99 per share. The Plan sold 4,137 shares of Tower Financial Corporation common stock at a cost ranging from $16.13 to $19.05. Tower Financial Corporation common stock paid dividends to the Plan totaling $6,136 for 2006.

(Continued)

11.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2006 and 2005, the Plan held the following party-in-interest investments:

	December 31,
	2006	2005

At quoted market value
Tower Financial Corporation common stock, 55,478 and 46,018 shares, respectively	$988,727	$791,502
Prin Inv LfTm Str Inc Pref Fd, 453 and 51 units, espectively	5,612	608
Prin Inv LifeTime 2010 Pref Fd, 3,255 and 324 units, respectively	42,513	3,922
Prin Inv LifeTime 2020 Pref Fd, 7,178 and 796 units, respectively	97,687	9,818
Prin Inv LifeTime 2030 Pref Fd, 17,529 and 14,177 units, respectively	238,398	173,096
Prin Inv LifeTime 2040 Pref Fd, 1,564 and 211 units, respectively	21,630	2,614
Prin Inv LifeTime 2050 Pref Fd, 1,575 and 210 units, respectively	21,181	2,515
Prin Inv MidCap Blend Pref Fd, 7,968 and 21,369 units, respectively	111,387	289,767
Prin Inv Real Est Sec Pfd Fd, 780 and 84 units, respectively	20,151	1,733
Prin Inv S&P 400 Inx Pfd Fd, 1,485 and 169 units, respectively	21,636	2,330
Prin Inv S&P 500 Idx Pref Fd, 25,408 and 429 units, respectively	256,880	3,826
Prin Inv S&P 600 Idx Pref Fd, 2,076 and 114 units, respectively	37,845	1,937

At contract value
Prin Fixed Income 401(a)/(k), Group Annuity Contract No. GA 4-41462, 10,952 and 13,691 units, respectively	148,893	180,188

At estimated fair value
Loans to participants	26,351	48,425

(Continued)

12.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 - TAX STATUS

Effective November 1, 2005, the Plan adopted a prototype plan document sponsored by the Principal Financial Group. The Internal Revenue Service (IRS) has ruled in a letter dated September 16, 2003, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is therefore, not subject to tax under present income tax law. Prior to November 1, 2005, the Plan maintained a prototype plan document sponsored by Baden Gage and Schroeder LLC, that had received a favorable opinion letter from the IRS dated September 16, 2003. The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company. Principal maintains the contributions in the general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contracts specify certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contracts include the date when both no current deposit arrangements have been made between the employer and Issuer and there are no Guaranteed Interest Funds with a value greater than zero under the Contract.

If one of these events were to occur, the Issuer could terminate the contract at amounts less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

(Continued)

13.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.3% for 2006. The crediting interest rate is based on a stated rate of return by the issuer. Such interest rates are reset every January 1 and July 1. There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts. If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.

	2006	2005

Average contract yield:
Based on annualized earnings (1)	3.30%	3.43%
Based on interest rate credited to participants (2)	3.30%	3.43%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

14.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$3,209,824
Excess of contract value over estimated fair value of investments in fully benefit-responsive investment contracts	(7,444)

Net assets available for benefits per the Form 5500	$3,202,380

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2006 per the financial statements to the net increase in net assets available for benefits per the 2006 Form 5500:

Increase in net assets available for benefits per the financial statements	$770,024
Change in excess of contract value over estimated fair value of investments in fully benefit-responsive investment contracts	(7,444)
Rounding error	(1)

Net increase in net assets available for benefits per the Form 5500	$762,579

(Continued)

15.

SUPPLEMENTAL SCHEDULES

16.

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2006

Name of plan sponsor:        Tower Financial Corporation
Employer identification number:              35-2111180
Three-digit plan number:                                001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$351

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	31,666

Total Delinquent Participant Contributions (line 4a of Schedule H)	32,017

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	0

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions (1)	$32,017

(1) Of this amount, $31,666 was remitted on December 28, 2005 and $351 was remittied on February 14, 2007. As of June 29, 2006, the transactions have been fully corrected outside of the VFC Program as earnings on the delinquent participant contributions and loan repayments have been remitted to the Plan.

17.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of plan sponsor:           Tower Financial Corporation
Employer identification number:         35-2111180
Three-digit plan number:                             001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Principal Life Insurance Company	Insurance Company General PRIN FIXED INCOME 401 (A)/(K)

		(Group Annuity Contract No. GA 4-41462)	**	$141,449.00
	Calvert Funds	Registered Investment Company CALVERT SOC INV BOND A FUND	**	223,735.42
	Davis Funds	Registered Investment Company DAVIS NEW YORK VENTURE R FUND	**	461,755.75
*	Princor Financial Services	Registered Investment Company PRIN INV S&P 500 IDX PREF FD	**	256,879.42
*	Princor Financial Services	Registered Investment Company PRIN INV LFTM STR INC PREF FD	**	5,612.15
*	Princor Financial Services	Registered Investment Company PRIN INV LIFETIME 2010 PREF FD	**	42,513.02
*	Princor Financial Services	Registered Investment Company PRIN INV LIFETIME 2020 PREF FD	**	97,687.01
*	Princor Financial Services	Registered Investment Company PRIN INV LIFETIME 2030 PREF FD	**	238,398.13
*	Princor Financial Services	Registered Investment Company PRIN INV LIFETIME 2040 PREF FD	**	21,630.11
*	Princor Financial Services	Registered Investment Company PRIN INV LIFETIME 2050 PREF FD	**	21,181.36
*	Princor Financial Services	Registered Investment Company PRIN INV REAL EST PREF FD	**	20,150.89
Lord AbbettRegistered Investment Company
		LORD ABBETT SMALL-CAP BLD P FD	**	215,439.92
*	Princor Financial Services	Registered Investment Company PRIN INV S&P 400 IDX PREF FD	**	21,636.17
*	Princor Financial Services	Registered Investment Company PRIN INV MIDCAP BLEND PREF FD	**	111,387.35
*	Princor Financial Services	Registered Investment Company PRIN INV S&P 600 IDX PREF FD	**	37,844.62
	American Century Investments	Registered Investment Company AM CENT INTL BOND ADV FUND	**	13,284.79
	The American Funds	Registered Investment Company AM FDS EUROPACIFIC GRTH R4 FD	**	231,797.96
*	Tower Financial Corporation	Employer Security
		TOWER BANK STOCK	**	988,727.41

*	Participant Loans	Interest rates ranging from 5 % to 10.25%		26,351.00

				$3,177,461.48

18.